

DIVISION OF
CORPORATION FINANCE

September 8, 2008

Mail Stop 7010

Timothy Tangredi
Chief Executive Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, Florida 33556

Re: **Dais Analytic Corporation**
Registration Statement on Form S-1
Filed on August 11, 2008
File No. 333-152940

Dear Mr. Tangredi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your registration statement to update your unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

2. Please correct the primary standard industrial classification code number on the cover of the registration statement (the correct number is 3990).

3. We note that you are registering the sale of 32,753,090 shares of common stock comprised of:

- 869,606 currently outstanding shares of common stock;
- 14,750,000 shares of common stock underlying secured convertible notes; and
- 17,133,484 shares of common stock underlying warrants.

We further note that the number of your currently outstanding shares is 11,877,184 and that approximately 20,131,601 shares are being offered by 10% or greater shareholders (the "significant shareholders"). Because of the nature and size of the transaction being registered relative to the number of shares outstanding, your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C. Since you are not qualified to conduct an offering "at the market," you would need to reduce the amount of shares being registered for the significant shareholders or file a separate registration statement identifying the significant shareholders as underwriters and include a fixed price at which their securities would be sold for the duration of the offering. Please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- the number of significant shareholders and the percentage of the overall offering made by each significant shareholder;
- the date on which and the manner in which each significant shareholder received the shares and/or the overlying securities;
- the relationship of each significant shareholder with the company, including an analysis of whether the significant shareholder is an affiliate of the company;
- any relationships among the significant shareholders;
- the dollar value of the shares registered in relation to the proceeds that the company received from the significant shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the significant shareholders and/or their affiliates in fees or other payments;
- the discount at which the significant shareholders will purchase the common stock underlying the convertible notes or warrants upon conversion or exercise; and
- whether or not any of the significant shareholders is in the business of buying and selling securities.

4. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the financings that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions

(including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Prospectus Cover Page

5. Because there is currently no active trading market for your common shares please revise your cover page and plan of distribution to provide that selling security holders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Prospectus Summary, page 4

Our Business, page 4

6. Please disclose in this section that, in addition to a history of operating losses and an accumulated deficit of approximately $22.8 million, you have received a going concern opinion from your auditors.

7. Please clarify, if true, that the only nano-technology material-based product that you have developed and that you currently generate revenues from is ConSERV™. Further clarify whether you have started to develop or intend to develop products for the Water Desalination, Homeland Security, Performance Fabrics and Immersion Coatings markets.

8. Please clarify whether the third party studies and reports you cite throughout the prospectus, including Frost and Sullivan, June 2007, North American Energy Recovery Market Study, are publicly available or were prepared for your benefit and/or funded by you.

The Offering, page 6

9. With respect to the notes and warrants issued in the Financing, please describe in greater detail the transactions pursuant to which these securities were issued, including to the extent applicable:

    - the aggregate proceeds received by the company from the investors;
    - a description of the method by which the company determined the number of shares underlying the convertible securities which it seeks to register in connection with this registration statement;
    - any other material terms of the convertible notes and warrants (i.e., when the notes mature, what the note conversion price is, whether there is an automatic

conversion feature or whether the company can force conversion of the notes or redemption of the warrants, whether the warrants are immediately exercisable or whether they are subject to vesting);

- any registration rights;
- the terms of the collateral agreement;
- the reasons for the transaction; and
- the use of proceeds and the type of investors who purchased the various securities.

Please make similar disclosures with respect to the Additional Financing, the Robb Charitable Trust shares and warrants and the Daily Financing Warrants.

Risk Factors, page 9

10. Please delete the second and third sentences in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Description of Business, page 24

11. You use a significant amount of technical jargon that is difficult to understand. Please revise this entire section to discuss your business more clearly, by also identifying the nano-structured polymer materials which you have actually developed and which are subject to your patented technology. Moreover, in accordance with Rule 421(d)(3) of the Securities Act of 1933, please consider including graphical presentations or other design elements to depict the critical functions of your technology to simplify your disclosure and help the investors better understand your business.

12. Please note that your discussion here should include appropriate disclosure about the following:

- the raw materials needed in the manufacturing of your products and their sources;
- reliance on key suppliers, including identification of suppliers (we note the "We are dependent on third party suppliers and vendors…" risk factor on page 13);
- dependency on one or a few major customers (we note disclosure in the third paragraph of Note 1 to the Financial Statements for years ended December 31, 2007 and 2006, page F-26);
- description of your manufacturing processes and, to the extent applicable, description of your arrangements with third parties for the outsourcing of the manufacturing processes (we note disclosure in the second paragraph of your Properties discussion on page 30); and

- an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by your customers.

Please see Item 101(h)(4) of Regulation S-K.

Our Other Nano-Structured Products, page 26

13. Please clarify your disclosure by identifying which of the product applications you have started to develop, the stage of development, the financial resources necessary to bring the product to the market and a time estimate of their market entry.

14. We note that elsewhere in the prospectus you make disclosures about licensing arrangements and licensing revenues (see "We have history of operating losses…" risk factor on page 10; the disclosure about the Aegis license on page 32; the Liquidity and Capital Resources discussion related to licensing revenues on page 42; and Note 10 to the financial statements on page F-38).

    - Please include appropriate disclosure about the various licensing arrangements you may have, including disclosure related to the subject of the license, the term, and any other material provisions of the licensing arrangements.
    - To the extent required by Item 601(b)(10) of Regulation S-K, please file any existing licensing agreements as exhibits to the registration statement.

Intellectual Property, page 29

15. Please include in your disclosure the duration of the patents which are material to your business.

Directors, Executive Officers, Promoters and Control Persons, page 31

Director Independence, page 33

16. In accordance with Item 407(a)(1)(ii) of Regulation S-K, please identify the independence standard you are using to determine director independence.

Director and Executive Officer Compensation, page 34

17. In accordance with Item 402(o) of Regulation S-K, please:

    - expand your disclosure of the material terms of the employment agreements, in particular any provisions related to the payment of severance and change in control benefits;

- include a brief narrative of the material terms of each equity grant, including but not limited to the date of exercisability, any conditions to exercisability, any tax-reimbursement feature, and any provision that could cause the exercise price to be lowered; and
- discuss any material factors the board considered in determining the amount of bonus paid to Mr. Tangredi.

Outstanding Equity Awards at Fiscal Year-End, page 36

18. To the extent that the options disclosed on this table have been issued pursuant to the 2000 Plan, please disclose in footnotes to the appropriate column.

Director Compensation, page 37

19. In accordance with the Instruction to Item 402(r)(2)(iii) and (iv), please disclose by footnotes to the appropriate column the aggregate number of option awards outstanding at fiscal year end.

Certain Relationships and Related Party Transactions, page 41

20. Please include here appropriate disclosure related to the Aegis license discussed as part of Mr. Tangredi's biographical information on page 32.

Management's Discussion and Analysis, page 41

Results of Operations, page 42

21. Please quantify the impact of the factor(s) you identify which contributed to the fluctuations in your revenue, cost of goods sold, and selling, general and administrative expenses from period -to-period. You should also ensure that you explain the majority of increases or decreases in each line item. For example, you should quantify the impact on revenue of increased or decreased sales of your ConsERV product. You should also discuss the importance of your major customers, if any. Additionally, please disclose and discuss the major drivers of your cost of goods sold. See Item 303(A)(3) of Regulation S-K and Section 501.12 of the Codification of Financial Reporting Policies for guidance.

22. Please disclose how much in grant income you received during 2006 and in which line this item is classified.

Liquidity and Capital Resources, page 43

23. Given your auditor's substantial doubt about your ability to continue as a going concern, please revise your filing to provide a comprehensive discussion of how

you intend to finance your operations for the next twelve months as provided in section 607.02 of the Codification of Financial Reporting Policies. Specifically disclose how you have used or intend to use the proceeds you raised from November 2007 through January 2008, and discuss how long you believe those proceeds will sustain your operations.

Market for Common Equity, page 47

9% Secured Convertible Note, page 50

24. In accordance with Item 202(b)(2) of the Regulation S-K, please disclose the priority of any lien securing the securities.

Selling Shareholder Table, page 51

25. We note that Robert Nathan and Matthew Waxelbaum are also affiliates of broker dealers. Please also provide the representations on page 51 for such selling shareholders or if you cannot provide the representations, state that those sellers are underwriters.

26. Please tell us whether Mr. Scott G. Ehrenberg, the company's Chief Technology Officer, is related to Mr. David Ehrenberg, one of the selling shareholders. Tell us what consideration you have given to whether the shares owned by Mr. David Ehrenberg are also beneficially owned by Mr. Scott G. Ehrenberg for purposes of your beneficial ownership table. Also disclose any other material relationship which any selling shareholder has with the company or any of its affiliates. See Item 507 of Regulation S-K.

27. With respect to the shares to be offered for resale by Vision Opportunity Master Fund, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

28. Please clarify in footnotes 39 and 40 to the selling shareholder table whether the broker dealers received the securities as compensation for underwriting activities.

29. Please add a line to the selling shareholders table totaling the respective values of each column.

Financial Statements, page F-1

Interim Financial Information, page F-2

Note 4 – Notes Payable, page F-11

30. Please supplementally provide to us your analysis of the allocation of proceeds between the 2008 convertible promissory notes and the detachable warrants, including how you determined the fair value of each. Additionally, please supplementally provide to us your calculation of the related beneficial conversion feature.

31. Please supplementally provide us with your analysis as to the appropriate classification of the 2008 warrants under EITF 00-19.

Note 8 – Commitments and Contingencies, page F-15

32. Please supplementally tell us and disclose if there has been any update to your patent interference matter.

33. With regard to your transactions with the consulting company, please supplementally tell us:

   • How you determined the accounting treatment whereby you considered the convertible notes to be a capital contribution from your stockholders;
   • How you determined that your liability for vested shares is $244,000 and where this liability is classified on your balance sheets; and
   • Whether you have a remaining liability to the two shareholders for the difference between $627,000 they assigned to the consulting company and the $244,000 liability which has been assigned by the consulting company to a separate third party, and how such determination was made.

Note 9 – Subsequent Events, page F-17

34. Please supplementally tell us why you recorded compensation expense during the period ended March 31, 2008 for warrants granted to an executive subsequent to March 31, 2008.

Annual Financial Information, page F-18

Note 5 – Notes Payable, page F-33

35. Please supplementally explain to us how the convertible promissory note proceeds of $2,450,000 reconcile with the proceeds of $1,800,000 shown on your statement of cash flows.

36. Please supplementally provide to us your analysis of the allocation of proceeds between the 2007 convertible promissory notes and the detachable warrants, including how you determined the fair value of each. Additionally, please supplementally provide to us your calculation of the related beneficial conversion feature.

37. Please supplementally provide us with your analysis as to the appropriate classification of the 2007 warrants under EITF 00-19.

38. You disclose that you converted $840,547 of the 2006 convertible notes payable and accrued interest into 3,258,323 shares of common stock. In this regard, please tell us where the remaining $275,000 in convertible notes is recorded since it does not appear to be recorded on your balance sheet and has not been addressed in your footnotes. Additionally, please supplementally provide to us your calculation of the related beneficial conversion feature you recorded as a result of the induced conversion.

Note 6 – Related Party Transactions, page F-36

39. Please expand your disclosure to include a discussion of the balance sheet line item "accrued compensation and related benefits, related party". See SFAS 57, *Related Party Disclosures*, for guidance.

Note 11 – Commitments and Contingencies, page F-40

40. We note your license agreement with a biomedical entity. Please disclose the revenue you have earned from this agreement for the periods presented, or state, if true, that the revenue earned is not material.

Part II

Recent Sales of Unregistered Securities, page 62

41. Please include securities that were issued as compensation, such as the March 2008 warrant issuance to Mr. Tangredi to purchase 3,000,000 shares of common stock.

42. In accordance with Item 701(d) of Regulation S-K, please briefly state the facts as to why the unregistered sales of securities were exempt under Section 4(2) and Regulation D of the Securities Act of 1933. For each transaction, also name the persons or identify the class of persons to whom the securities were sold. As to any securities sold otherwise than for cash, disclose the amount of consideration received by the registrant.

Signatures, page 66

43. The registration statement must be signed by the principal financial officer and controller or the principal accounting officer. Please ensure that your next amendment is signed by all requisite parties.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Addison K. Adams, Esq. (via facsimile @ (310) 208-1154)
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024